Exhibit 99.2

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Tuesday, 30 August 2022

HALF-YEAR 2022 RESULTS BRIEIFING PRESENTATION

Attached is an overview presentation of Woodside’s Half-Year Report 2022, which should be read in conjunction with Woodside’s Half-Year Report 2022 released to the market on 30 August 2022.

Contacts:
INVESTORS Matthew Turnbull M: +1 (713) 448-0956 Sarah Peyman M: +61 457 513 249 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

HALF-YEAR RESULTS BRIEFING 2022 30 August 2022 www.woodside.com investor@woodside.com INVESTOR PRESENTATION

Disclaimer, important notes and assumptions Information This presentation has been prepared by Woodside Energy Group Ltd (“Woodside”). By accessing/attending this presentation you agree to be bound by the following conditions. The release, presentation, publication or distribution of this document, in whole or in part, in certain jurisdictions may be restricted by law or regulation and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. All information included in this presentation, including any forward-looking statements, speak only as of the date of this presentation. Except as required by law, neither Woodside, its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives (“Beneficiaries”) intends to, or undertakes to, or assumes any obligation to, provide any additional information or revise the statements in this presentation, whether as a result of a change in expectations or assumptions, new information, future events, results or circumstances. This presentation may contain industry, market and competitive position data that is based on industry publications and studies conducted by third parties as well as Woodside’s internal estimates and research. While Woodside believes that each of these publications and third party studies is reliable, Woodside has not independently verified the market and industry data obtained from these third party sources. Accordingly, undue reliance should not be placed on any of the industry, market and competitive position data contained in this presentation. To the maximum extent permitted by law, neither Woodside, its related bodies corporate, nor any of their respective Beneficiaries, assume any responsibility for, or make any representation or warranty (express or implied) as to, the fairness, currency, accuracy, adequacy, reliability or completeness of the information in this presentation. No offer or advice This presentation is not intended to and does not constitute, form part of, or contain an offer or invitation to sell to Woodside shareholders (or any other person), or a solicitation of an offer from Woodside shareholders (or any other person), or a solicitation of any vote or approval from Woodside shareholders (or any other person) in any jurisdiction. This presentation has been prepared without reference to the investment objectives, financial and taxation situation or particular needs of any Woodside shareholder or any other person. The information and recommendations contained in this presentation do not constitute, and should not be taken as, financial product advice. The Woodside Board encourages you to seek independent legal, financial, taxation and other professional advice before making any investment decision. This presentation shall not be distributed, transmitted, published, reproduced or otherwise made available to any other person, in whole or in part, directly or indirectly, for any purposes whatsoever. In particular, this presentation and the information contained herein may not be taken or transmitted, in, into or from and may not be copied, forwarded, distributed or transmitted in or into any jurisdiction in which such release, publication or distribution would be unlawful. The distribution of this presentation may be restricted by law, and persons into whose possession this presentation comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of the relevant jurisdiction. Forward looking statements This presentation may contain forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition which reflect Woodside’s views held as at the date of this presentation. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Forward-looking statements are not guarantees of future performance and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective Beneficiaries. Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and in Woodside’s filings with the U.S. Securities and Exchange Commission. You should review and have regard to these risks when considering the information contained in this presentation. Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. Notes to petroleum resources estimates Unless otherwise stated, all petroleum resource estimates are quoted as at the effective date (i.e. 1 June 2022) of the Reserves and Resources Update included in Woodside’s Half-Year Report released to ASX on 30 August 2022 and available at https://www.woodside.com/news-and-media/announcements, net Woodside share at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius). Woodside is not aware of any new information or data that materially affects the information included in the Reserves and Resources Update. All the material assumptions and technical parameters underpinning the estimates in the Reserves and Resources Update continue to apply and have not materially changed. Proved (1P) Reserves are estimated and reported in accordance with the United States Securities and Exchange Commission (SEC) regulations, which are also compliant with SPE-PRMS guidelines. SEC-compliant Proved (1P) Reserves estimates use a more restrictive, rules-based approach and are generally lower than estimates prepared solely in accordance with SPE-PRMS guidelines due to, among other things, the requirement to use commodity prices based on the average price during the 12-month period in the reporting company’s fiscal year. Proved plus Probable (2P) Reserves and Best Estimate (2C) Contingent Resources are estimated and reported in accordance with SPE-PRMS guidelines and are not compliant with SEC regulations.

Disclaimer, important notes and assumptions (continued) XX% XXX cps Notes to petroleum resources estimates (continued) Woodside reports its petroleum resource estimates inclusive of all fuel consumed in operations. For offshore oil projects, the reference point is defined as the outlet of the floating production storage and offloading facility (FPSO) or platform, while for the onshore gas projects the reference point is defined as the outlet of the downstream (onshore) gas processing facility. Woodside uses both deterministic and probabilistic methods for the estimation of Reserves and Contingent Resources at the field and project levels. All Proved (1P) Reserves estimates have been estimated using deterministic methodology and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X. Unless otherwise stated, all petroleum estimates reported at the company or region level are aggregated by arithmetic summation by category. The aggregated Proved (1P) Reserves may be a conservative estimate due to the portfolio effects of arithmetic summation. ‘MMboe’ means millions (106) of barrels of oil equivalent. Natural Gas volumes are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. Volumes of natural gas liquids, oil and condensate are converted from MMbbl to MMboe on a 1:1 ratio. Assumptions Unless otherwise indicated, the targets set out in this presentation have been estimated on the basis of a variety of economic assumptions including: (1) a US$65/bbl Brent oil price (2022 real terms, inflated at 2.0%); (2) currently sanctioned projects being delivered in accordance with their current project schedules; and (3) applicable growth opportunities being sanctioned and delivered in accordance with the target schedules provided in this presentation. These growth opportunities are subject to relevant joint venture participant approvals, commercial arrangements with third parties and regulatory approvals being obtained in the timeframe contemplated or at all. Woodside expresses no view as to whether its joint venture participants will agree with and support Woodside’s current position in relation to these opportunities, or such commercial arrangements and regulatory approvals will be obtained. Additional assumptions relevant to particular targets or other statements in this presentation may be set out in the relevant slides. Any such additional assumptions are in addition to the assumptions and qualifications applicable to the presentation as a whole.  Emissions data All greenhouse gas emissions data in this report are estimates, due to the inherent uncertainty and limitations in measuring or quantifying greenhouse gas emissions. Woodside “greenhouse gas” or “emissions” information reported are Scope 1 GHG emissions, Scope 2 GHG emissions, and/or Scope 3 GHG emissions. For more information on emissions data refer to Climate Report 2021. Other important information All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated. References to “Woodside” may be references to Woodside Energy Group Ltd or its applicable subsidiaries. This presentation does not include any express or implied prices at which Woodside will buy or sell financial products. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Non-IFRS financial information Throughout this presentation a range of financial and non-financial measures are used to assess Woodside’s performance, including a number of financial measures that are not defined or specified under IFRS (International Financial Reporting Standards), which are termed Non-IFRS Financial Measures. These measures include EBIT, EBITDA, Gearing, Underlying NPAT, Net debt, Free cash flow, Capital expenditure, Exploration Expenditure, and Net tangible assets. Refer to the glossary section of the Woodside Half-Year Report 2022 for the definition of these terms and to section on ‘Alternative Performance Measures and non-IFRS Financial Measures’ for a reconciliation of these measures to Woodside's financial statements. Management uses these measures to monitor Woodside’s financial performance alongside IFRS measures to improve the comparability of information between reporting periods and business units. These Non-IFRS Financial Measures should be considered in addition to, and not as a substitute for, or as superior to, measures of financial performance, financial position or cash flows reported in accordance with IFRS. Non-IFRS Financial Measures are not uniformly defined by all companies, including those in Woodside’s industry. Accordingly, they may not be comparable with similarly titled measures and disclosures by other companies. Disclosure of reserve information and cautionary note to US investors Woodside is an Australian company listed on the Australian Securities Exchange, the New York Stock Exchange and the London Stock Exchange. Woodside reports its Proved (1P) Reserves in accordance with SEC regulations, which are also compliant with SPE-PRMS guidelines, and prepares and reports its Proved plus Probable (2P) Reserves and Best Estimate (2C) Contingent Resources in accordance with SPE-PRMS guidelines. It reports all of its petroleum resource estimates using definitions consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). The SEC prohibits oil and gas companies, in their filings with the SEC, from disclosing estimates of oil or gas resources other than “reserves” (as that term is defined by the SEC). In this presentation, Woodside includes estimates of quantities of oil and gas using certain terms, such as “Proved plus Probable (2P) Reserves”, “Best Estimate (2C) Contingent Resources”, “Reserves and Contingent Resources”, “Proved plus Probable”, “Developed and Undeveloped”, “Probable Developed”, “Probable Undeveloped”, “Contingent Resources” or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC’s definitions of proved, probable and possible reserves, and which the SEC’s guidelines strictly prohibit Woodside from including in filings with the SEC. These estimates are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery, and accordingly are subject to substantially greater risk of being recovered by Woodside. In addition, actual locations drilled and quantities that may be ultimately recovered from Woodside’s properties may differ substantially. Woodside has made no commitment to drill, and likely will not drill, all of the drilling locations that have been attributable to these quantities. US investors are urged to consider closely the disclosures in Woodside’s filings with the SEC, which are available at www.sec.gov.

DELIVERED VALUE EXECUTED STRATEGY Strong financial and strategic achievements Completed merger with BHP’s petroleum business 414% Underlying net profit after tax $1,819 million 89% Operating cash flow $2,523 million 263% 109 US cps Interim dividend, fully franked Project execution of Scarborough and Pluto Train 2, Sangomar and minor capital projects Completed sell-down of Pluto Train 2 Progressing new energy projects to support the energy transition 417% Net profit after tax $1,640 million

# Maximising value through operational excellence

## FINANCIAL PERFORMANCE

**Operating revenue**
$5,810 million — ▲ 132% — Increased realised prices and production volume

**Free cash flow**[1]
$2,568 million — ▲ 688% — Higher operating revenue and BHP merger completion payment

**Realised price**
$96.4 per boe — ▲ 116% — Significant increase in oil and gas prices

**Unit production cost**
$7.2 per boe — ▲ 47% — Includes impact of planned turnarounds and the Interconnector (see slide 21)

## OPERATIONAL PERFORMANCE

**Production**
54.9 MMboe — ▲ 19% — Includes one full month of production from the merged portfolio

**LNG reliability**
98.3 % — ▲ 2% — Ongoing strong performance

**Start-up of Pluto-KGP Interconnector**
Paid back capital investment within 3 months

**Delivered subsea projects**
GWF-3, Pyxis Hub, Julimar-Brunello Phase 2 and Shenzi subsea multi-phase pump on schedule and under budget

**Additional gas supplied**
Into the eastern Australian domestic gas market

1. Cash flow from operating activities and cash flow from investing activities (including all major capital expenditure).

5
Woodside Energy

Health and safety One Tier 2 loss of primary containment process safety event; no impact to people or environment Focus on return to leading personal safety performance Implementation of asset-specific safety improvement plans Total recordable injuries (TRI) and total recordable injury rate (TRIR) Tier 1 or Tier 2 loss of primary containment process safety events

# Merger benefits being realised

| PORTFOLIO QUALITY | CASH GENERATION AND BALANCE SHEET | SHAREHOLDER RETURNS AND CAPITAL DISCIPLINE | DEVELOPMENT OPTIONALITY | ENERGY TRANSITION LEADERSHIP | SYNERGIES AND VALUE CREATION |
|---|---|---|---|---|---|
| ✔ **Completed merger** with BHP's petroleum business<br><br>✔ Maintained **80% cash margin** from producing assets | ✔ Generated **$2,568 million** of free cash flow (up 688%)<br><br>✔ BBB+ / Baa1 credit rating confirmed with **$7.9B liquidity**<br><br>✔ Balance sheet positioned to support major project expenditure | ✔ **109 US cps dividend declared** for H1 2022 (up 263%), including a portion of the completion payment from BHP<br><br>✔ **Clear capital allocation** and capital management framework | ✔ Progressing Scarborough, Sangomar and Mad Dog Phase 2<br><br>✔ Progressing FEED activities for Trion<br><br>✔ Assessing future development options | ✔ Progressing opportunities in support of the target to invest $5 billion in new energy products and lower-carbon services | ✔ **$100 million of annual synergies** realised[1]<br><br>✔ On track to realise $400+ million in annual synergies by early 2024[1] |

**Positioned for success through the cycle**

1. Pre-tax 100% basis. Excluding transition and separation costs.

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Woodside Energy

Strong market conditions Products HY222 HY21 LNG produced $/boe 89.4 40.9 LNG purchased $/boe 139.6 39.2 Pipeline gas $/boe 51.6 16.9 Crude oil and condensate $/boe 113.8 70.8 NGLs $/boe 47.7 59.7 Average realised price $/boe 96.4 44.6 Q1: $44 Q1 2021 Q2 2021 Q3 2021 Q4 2021 Q2: $46 Q3: $59 Q4: $90 18.5% YTD gas hub exposure spot percentage3 Full year gas hub exposure expected to be in 20-25% range Average realised price1 116% Woodside quarterly average realised price (LHS) Dated Brent oil price (LHS) Monthly Japan Customs-cleared Crude oil price (JCC, LHS) Asian spot LNG price (JKM, RHS) Average realised price and oil and gas price markers Average realised price represents weighted average realised price for all sales, including purchased volumes. HY22 realised price incorporates the updated boe conversion factors. Gas hub exposure, which is the proportion of produced equity LNG volumes expected to be sold on gas hub indices such as JKM, TTF and UK National Balancing Point (excluding Henry Hub). Q1 20222 Q1: $100 Q2 20222 Q2: $95 $96.4 2

Largest interim dividend declared since 2014 Interim and final dividend (US cps) Optimising value and shareholder returns Interim dividend payment value of $2.1 billion Reflects strong operational performance, higher realised prices and contribution from the BHPP assets H1 2022

# Sangomar Field Development Phase 1 – 63% complete


Ocean BlackRhino drillship

## DRILLING

Five of 23 wells drilled and completed

Operations ongoing on next batch of four wells

Second drillship, Ocean BlackHawk, commenced drilling in July 2022


FPSO Léopold Sédar Senghor in shipyard

## FPSO CONVERSION

Final drydock activities for the FPSO conversion activities completed in March 2022

FPSO scheduled to move in Q4 2022 from China to Singapore to complete integration and commissioning


Overhead view of subsea structures

## SUBSEA

Installation of the mooring system completed in July 2022

Subsea installation campaign commenced in August 2022

10

Scarborough targeting first LNG cargo 2026 Commenced Pluto Train 2 construction works FEED activities for Pluto Train 1 modifications on schedule LNG refrigeration compressor casing nozzle Bechtel construction accommodation village Scarborough subsea xmas trees All major equipment items procured; compressors, generators and turbines ONSHORE PROCUREMENT FLOATING PRODUCTION UNIT Commenced fabrication of the floating production unit topsides SUBSEA Pipeline manufacturing 25% complete Subsea tree manufacturing 100% complete Topside steel cut for FPU topsides

LNG markets are incentivising new global LNG projects as Europe replaces Russian gas Gaseous fuels remain critical to the energy transition with low-risk and reliable sources advantaged Asian LNG demand not expected to peak before mid-2040s1 Woodside is well positioned to supply customers with close proximity and security of supply Strong and sustained LNG outlook Source: Wood Mackenzie, 10 August 2022. LNG supply and demand gap1 Supply – operational LNG supply/demand gap (high case) LNG supply/demand gap (low case) Supply – under construction

Committed to strong ESG performance Environmental Social Governance Zero significant environmental events Ongoing decommissioning campaigns at Enfield and Balnaves Undertook a range of biodiversity-related research programs in the areas where we are active Increased value of contracts to local and Indigenous suppliers Bechtel local supplier program in Karratha Released report on progress made on the Stretch 2021-2025 Reconciliation Action Plan ESG Industry Top Rated company by Sustainalytics for 2022 Woodside paid ~A$700 million in Australian taxes, royalties and excise in H1 2022 Since 2011 Woodside has paid ~A$12 billion in Australian taxes, royalties and excise

# Scope 1 and 2 decarbonisation plan underway

## SCOPE 1 AND 2 STRATEGY AND TARGETS

### STRATEGY

**Reduce our net equity greenhouse gas emissions (Scope 1 & 2)**

- DESIGN OUT
- OPERATE OUT
- OFFSET PORTFOLIO

### TARGETS

| 15% | 30% | Net zero |
|---|---|---|
| by 2025 | by 2030 | aspiration by 2050 or sooner |

Net equity emissions reduction targets[1]

## PROGRESS

**Asset decarbonisation plans |** Developing plans for emissions reduction at operated assets

**Carbon capture and storage |** Awarded two greenhouse gas assessment permits in H1 2022 for the Bonaparte and Browse basins

**Reporting |** Participated in the pilot Corporate Emissions Reduction Transparency (CERT) report in H1 2022

1. Target is for net equity Scope 1 and 2 greenhouse gas emissions, relative to a starting base of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021.

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Woodside Energy

Investing in new energy and lower carbon services STRATEGY TARGET PROGRESS Individual investment decisions are subject to Woodside’s investment hurdles. Not guidance. Potentially includes both organic and inorganic investment. CCU = Carbon Capture and Utilisation. Capturing greenhouse gases and converting them into useful products (also referred to as “carbon-to-products”) has the potential to support both Woodside’s net equity scope 1 and 2 emissions reduction targets and also the provision of new energy products and lower carbon services. SCOPE 3 STRATEGY AND TARGET Invest in the products and services our customers need as they reduce their emissions Capital allocation targets Support Value chain PROMOTE MEASUREMENT & REPORTING $5 billion Invested in new energy products and lower carbon services by 20301 Woodside Solar | In advanced negotiations with stakeholders and potential industrial customers H2OK | FEED activities progressing; in discussions with potential customers regarding offtake agreements Advancing pilots of multiple technologies | Carbon to products investment; collaboration to drive development of Western Australia hydrogen market; multiple CCU collaborations2

Financial update Graham Tiver | Chief Financial Officer

Optimising value; preparing for major capital expenditure Increased realised prices and contribution from the BHPP assets driving higher revenue and profit Significant operating and free cash flow Balance sheet positioned to support major project expenditure Delivering strong shareholder returns HY22 HY21 Change Operating revenue $m 5,810 2,504 132% EBITDA $m 3,971 1,496 165% EBIT $m 2,982 621 380% NPAT $m 1,640 317 417% Underlying NPAT $m 1,819 354 414% Operating cash flow $m 2,523 1,333 89% Free cash flow $m 2,568 326 688% Liquidity $m 7,915 6,038 31% Half-year dividend US cps 109 30 263%

Increased profit moderated by higher tax expense Increased royalties and excise due to higher revenue Primarily due to merger transaction costs Higher realised prices across all markers Increased volume due to contribution of BHPP assets and interconnector volumes Derecognition and unwind of the Corpus Christi onerous contract provision Primarily sale of 49% of Pluto Train 2 Increased trading cost (and revenue) for third-party trades Primarily losses associated with hedging Increased taxes due to higher revenue Category $ million Merger transaction costs 424 Derecognition of the Corpus Christi onerous contract provision (245) Total 179

414% increase in underlying NPAT EBIT Operating revenue Underlying NPAT Higher revenue driven by higher realised prices, additional volume from the BHPP assets and the contribution of the Interconnector In addition to higher operating revenue, positive impacts include the sale of Pluto Train 2, offset by higher royalties, excise and levies due to higher revenue, transaction costs and hedging losses In addition to EBIT, impacted by higher tax expense and PRRT relating to increased revenue 1 Underlying NPAT includes an adjustment of $179m for merger transaction costs as well as derecognition of the Corpus Christi onerous contract provision.

Cash generative business through the cycle The BHP merger completion payment is represented in the consolidated statement of cash flows as cash received on acquisition of BHP Petroleum, including cash acquired ($1.082 billion). Cash flow from operating activities less cash flow from investing activities (including all major capital expenditure). Investing cash flow (excluding BHP merger completion payment)1 Operating cash flow Free cash flow2 Higher net cash as a result of increased realised prices as well as the inclusion of the BHPP assets from 1 June 2022 Offset by an increase in the tax paid and increased payments for decommissioning activities Increased investing cash flow primarily due to execution of Sangomar, Scarborough and Pluto Train 2 Increased cash generated from operations and the BHP merger completion payment Proceeds of merger completion payment 2.6 Benefit of GIP’s additional contribution to Pluto Train 2

Production cost Includes costs related to the purchase of Pluto feed gas from non-operating JV participants and the tolling of Pluto volumes transported through the Pluto-KGP Interconnector for processing at KGP. Production cost Unit production cost impacted by: Planned major shutdown at Wheatstone Phasing of maintenance across the portfolio Commencement of Interconnector Value accretion from Interconnector: Delivered revenue of $419 million (7% of Group revenue) Increased Group realised price by $5/boe for Q2 Paid back capital investment within first 3 months of operation Unit production cost reconciliation One month of BHPP included Unit production cost ($/boe) Production cost (BHPP) Production cost (WDS)

Maintained cash margin above 80% Cash margin excludes revenue and costs from purchased LNG. Royalties and excise from higher associated revenue Insurance and shipping costs Inclusion of BHPP assets Associated cost with Interconnector Wheatstone shutdown Impact of higher realised prices Strong underlying cost control Cash margin1 CASH MARGIN 76.9 $/boe PRODUCTION COSTS (Based on sales boe excluding purchased LNG) 7.6 $/boe OTHER CASH COSTS 6.2 $/boe

Tax expense reflects higher realised prices and increased profitability Impacted by higher taxable income Impacted by higher asset profitability Effective statutory income tax rate Increase in oil and gas prices reflected in higher PRRT, royalty and excise expenses Income tax expense increased by 273% from H1 2021 to H1 2022 ~33 % Effective income tax and PRRT rate ~43 % All-in effective tax rate ~47 % H1 2022 tax expense reconciliation (USD)

# Disciplined capital management for future investment

Reliable framework to optimise value and shareholder returns through the cycle

Preparing the balance sheet for ~$9 billion in capital expenditure through to 2024[1]

Gearing target updated to 10-20% through the cycle[2]

9% interim dividend yield[3]

**Capital management framework**



Operating cash flow
$2,523 million
Investing cash flow4
$45 million
Dividend declared
$2,070 million
Safe, reliable and low cost operations
Investment expenditure
Strong balance sheet
Dividend policy (minimum 50% payout ratio)
Special dividends
Share buy-backs
Future investment
Excess cash
Investment grade credit rating
Maintain dividend based on NPAT excluding non-recurring items, targeting 50-80% payout ratio
Targeting 10-20% gearing

1. Indicative only, not guidance. Woodside's estimated capital expenditure for Scarborough, Pluto Train 2 and Sangomar projects from 1 July 2022 to 31 December 2024 at current equity levels. Excludes the benefit of the additional contribution by GIP for Pluto Train 2.
2. Previous target was 15-35%.
3. Annualised yield based on interim dividend only. Woodside's closing share price on Monday 29 August was A$35.35 and the AUD/USD exchange rate was 0.689.
4. Investing cashflow excluding merger completion payment is approximately $1.0 billion.

24

Returning value to shareholders Interim 2022 fully franked dividend of 109 US cents per share ($2.1B): 80% of Woodside’s underlying net profit after tax for H1 2022 $0.6B of the BHP merger completion payment BASED ON UNDERLYING NPAT 1 BHP MERGER COMPLETION PAYMENT 2 Total interim 2022 dividend of $2.1 billion or 109 US cents per share 80% ordinary dividend component (76 US cents per share), at top end of target range 1.5 80% additional dividend component (33 US cents per share) $ billion

Prepared for upcoming capital expenditure phase Balanced debt maturity profile1 Continuing strong liquidity Low portfolio cost of debt (3.6%) 3.6 years portfolio weighted average term to maturity Credit ratings of BBB+ and Baa1 reaffirmed Refinanced and increased an existing committed facility in July As at 30 June 2022.

OUTLOOK Meg O’Neill | Chief Executive Officer

# Capital allocation framework

| | OIL | GAS | | NEW ENERGY |
|---|---|---|---|---|
| | OFFSHORE | PIPELINE | LNG | DIVERSIFIED |
| **FOCUS** | Generate high returns to fund diversified growth, focusing on high quality resources | Leveraging infrastructure to monetise undeveloped gas, including optionality for hydrogen | | New energy products and lower carbon services to reduce customers' emissions; hydrogen, ammonia, CCUS |
| **CHARACTERISTICS** | High cash generation<br>Shorter payback period<br>Quick to market | Stable long-term cash flow profile<br>Resilient to commodity pricing | Long-term cash flow<br>Strong forecast demand<br>Upside potential | Developing market<br>Lower capital requirement<br>Lower risk profile |
| **OPPORTUNITY TARGETS** | IRR > 15%<br>Payback within 5 years[1] | IRR > 12%<br>Payback within 7 years[1] | | IRR > 10%<br>Payback within 10 years[1] |
| **EMISSIONS REDUCTIONS** | 30% net emissions reduction by 2030, net zero aspiration by 2050 or sooner[2] | | | |

CCUS refers to carbon capture utilisation and storage.

1. Payback refers to RFSU + X years.
2. Target is for net equity Scope 1 and 2 emissions. Baseline is set as the gross average equity Scope 1 and 2 emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021.

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Woodside Energy

Clear priorities CREATE AND PROTECT VALUE OPERATIONS BUILD OUR SUSTAINABLE FUTURE Return to leading personal safety performance Maintain safe, reliable and low-cost operations Advance new energy and CCUS opportunities Drive opportunities to support emissions reduction goals Continue execution of Scarborough, Pluto Train 2, Sangomar and Shenzi North Focus on disciplined capital management and allocation Progress future growth options SYNERGIES Deliver merger synergies and progress merger integration 1 2 3 4

ANNEXURE

# Minor capital projects

## AUSTRALIA

| | |
|---|---|
| **Pluto LNG** | Pyxis Hub infill campaign on track; Xena well on track for RFSU in H2 2022 |
| **Pluto-KGP Interconnector** | Paid back capital investment within first three months of operation |
| **NWS Project** | GWF-3 infill project achieved RFSU in April 2022; Lambert Deep infill well achieved RFSU in July 2022<br>Tolling operations commenced in March 2022 |
| **Julimar-Brunello** | Julimar-Brunello Phase 2 tie-back to Wheatstone achieved steady-state operations in March 2022 |
| **Bass Strait** | Redirected offshore fuel gas pipeline to supply additional gas into the eastern Australian domestic gas market<br>Progressing feasibility study for a south-east Australian carbon capture and storage hub |

## INTERNATIONAL

| | |
|---|---|
| **Atlantis** | Ocean bottom node (OBN) seismic acquisition completed in June 2022 |
| **Mad Dog** | OBN seismic acquisition also in progress to inform subsequent development phases |
| **Shenzi** | Subsea multi-phase pump installed and commissioned<br>Drilling of the second well for Shenzi North, a two-well subsea tieback, commenced in July 2022 |

31 Woodside Energy

# New segment performance

| | AUSTRALIA | INTERNATIONAL | MARKETING | CORPORATE/ OTHER |
|---|---|---|---|---|
| DESCRIPTION | Pluto LNG, NWS Project, Bass Strait, Wheatstone, Nguijima-Yin, Macedon, Pyrenees and Okha | Shenzi, Mad Dog, Ruby/Angostura, Atlantis and Other | Trading of LNG (non-produced) and optimisation activities | Revenue and expenses not allocated to operating segments |
| GROSS PROFIT ($ million) | 2,683 ▲ 215% | 194 ▲ NA | 728 ▲ 600% | (33) ▼ 375% |
| EBIT ($ million) | 3,095 ▲ 283% | 88 ▲ 181% | 506 ▲ 593% | (707) ▼ 365% |
| H1 2022 KEY ITEMS | • Impact of higher realised prices across products<br>• Addition of the Pluto-KGP Interconnector and BHPP assets volumes<br>• Gain on sale of Pluto Train 2<br>• Offset by increased cost of sales and royalties and excise | • One-month of addition of BHPP assets volumes<br>• Heliogen technology costs | • Increased trading revenue (and cost) for third-party trades<br>• Lower shipping and other revenue due to decreased sub-chartering<br>• Derecognition and unwind of onerous contract provision<br>• Includes impact of hedging for Corpus Christi | • Transaction costs incurred from BHPP merger<br>• Includes losses associated with hedging |

32
Woodside Energy

Cash flow reconciliation Cash flow from financing ($968 million) Free cash flow $2,568 million Dividends paid (2021 final dividend) Cash flow generated from operations, includes income tax paid Includes Scarborough, Pluto Train 2 and Sangomar expenditure partially offset by additional capital contribution by GIP for Pluto Train 2 Higher lease repayments due to new leases for drill rigs and equipment for the Sangomar drilling campaign

# 2022 full-year guidance

## 2022 production guidance

- Woodside's production guidance is 145 – 153 MMboe

| | | 2022 guidance |
|---|---|---|
| LNG | MMboe | 77 – 79 |
| Pipeline gas | MMboe | 27 – 29 |
| Crude and condensate | MMboe | 36 – 40 |
| Natural gas liquids | MMboe | ~5 |
| **Total** | **MMboe** | **145 - 153** |

## 2022 capital expenditure guidance[1]

- Woodside's capital expenditure guidance is $4,300 – 4,800 million

| | | 2022 guidance |
|---|---|---|
| Sangomar[2] | % | ~25% |
| Scarborough and Pluto Train 2[3] | % | ~45% |
| Other growth[4] | % | ~10% |
| Base business[5] | % | ~20% |
| **Total** | **$ million** | **4,300 – 4,800** |

## 2022 gas hub exposure

- Woodside's 2022 gas hub exposure guidance for the portfolio, as a % of produced LNG, is 20 – 25%

## 2022 exploration expenditure[1]

- Woodside's 2022 exploration expenditure guidance is $400 – 500 million

1. Capital and exploration expenditure related to former BHPP assets included from 1 June 2022.
2. Sangomar represents 82% participating interest.
3. Scarborough represents 100% participating interest (from 1 June 2022). Pluto Train 2 represents 51% participating interest. Excludes the benefit of Global Infrastructure Partners' additional contribution of $822 million for Pluto Train 2.
4. Other growth includes primarily Shenzi North, Mad Dog Phase 2, Trion, New Energy and Browse.
5. Base business includes Pluto LNG, NWS Project, Gulf of Mexico (Atlantis, Shenzi, Mad Dog), Bass Strait, Wheatstone, Macedon, Pyrenees, Ngujima-Yin, Okha, Ruby, Angostura and Corporate.

34

Woodside Energy

Reserves update Reserves are based on an effective date of 1 June 2022. The percentage increase is from volumes reported in Woodside’s most recent Reserves and Resources Statement, which had an effective date of 31 December 2021. Estimates have been updated for production during the period from 1 January 2022 to 31 May 2022. Proved plus Probable (2P) Developed and Undeveloped Reserves 2,340 MMboe Proved (1P) Developed and Undeveloped Reserves No changes to reservoir outcomes compared to Woodside’s most recent Reserves and Resources Statement issued in February 2022 Inclusive of all fuel consumed in operations Barrel of oil equivalent conversion factor for natural gas remains at 5.7 Bcf per MMboe Natural gas liquids (1%) Oil and condensate (19%) Natural gas (80%) Natural gas liquids (1%) Oil and condensate (20%) Natural gas (79%) 47%1 65%1 3,786 MMboe

Asset tables Asset Operating revenue $ million EBITDA $ million Depreciation and amortisation $ million EBIT $ million Capital and exploration expenditure $ million Production costs $ million Australia North West Shelf 912 628 170 458 50 60 Pluto 2,058 1,896 384 1,512 117 163 Wheatstone 460 365 128 237 10 47 Bass Strait 234 193 36 157 5 24 Macedon 16 19 6 13 - 1 Pyrenees 1 8 4 4 3 4 Ngujima-Yin 436 352 100 252 2 38 Okha 67 53 9 44 1 13 Scarborough - 418 - 418 766 - Other Australia 4 33 33 - 6 - Total Australia 4,188 3,965 870 3,095 960 350 International Trinidad & Tobago 66 65 10 55 - 8 Atlantis 109 86 15 71 26 7 Shenzi 83 22 23 (1) 27 13 Mad Dog 44 48 8 40 21 2 Trion - - - - 11 - Sangomar - 4 - 4 449 - Other International 3 (74) 7 (81) 3 3 Total International 305 151 63 88 537 33 Marketing 1,317 506 - 506 - - Corporate/Other - (651) 56 (707) 18 14 Total 5,810 3,971 989 2,982 1,515 397

Realised price Products Units H1 20221 H1 2021 Variance % Revenue impact $ million LNG produced2 $/boe 89 41 117 1,428 LNG traded3 $/boe 140 39 259 709 Pipeline gas $/boe 52 17 206 6 Oil and condensate $/boe 114 71 61 339 NGLs $/boe 48 60 (20) - Average realised price $/boe 96 45 113 Average Dated Brent $/bbl 108 65 66 JCC (lagged three months) $/bbl 83 50 66 JKM $/MMbtu 31 9 244 WTI $/bbl 101 62 63 TTF4 $/MMbtu 33 7 371 HY22 realised price incorporates the updated boe conversion factors. Realised prices include the impact of periodic adjustments reflecting the arrangements governing Wheatstone LNG sales. Excludes any additional benefit attributed to produced LNG through third-party trading activities. TTF is converted from EUR/MWh to US$/MMBtu using published exchange rates and conversion factors.

Corporate performance H1 2022 H1 2021 Production volume MMboe 54.9 46.3 Operating revenue $ million 5,810 2,504 EBITDA $ million 3,971 1,496 EBIT $ million 2,982 621 Net finance costs $ million 55 118 Tax expense/(benefit) $ million 1,248 161 Non-controlling interest $ million 39 25 NPAT $ million 1,640 317

Glossary $, $m, $B US dollar unless otherwise stated, millions of dollars, billions of dollars A$, AUD Australian dollar ASX Australian Securities Exchange 2P Proved plus Probable reserves 2C Best Estimate of Contingent resources Bcf Billion cubic feet BHP Petroleum or BHPP BHP Petroleum International Pty Ltd ACN 006 923 897. References to “BHP Petroleum International Pty Ltd” are to “BHP Petroleum International Pty Ltd” excluding its subsidiaries boe, MMboe, Bboe Barrel of oil equivalent, million barrels of oil equivalent, billion barrels of oil equivalent Cash margin Revenue from sale of produced hydrocarbons less production costs, royalties, excise and levies, insurance, inventory movement, shipping and direct sales costs and other hydrocarbon costs; excludes exploration and evaluation, general administrative and other costs, depreciation and amortisation, PRRT and income tax CCS Carbon capture and storage CCU Carbon capture and utilisation CCUS Carbon capture, utilisation and storage Conventional Conventional resources exist in porous and permeable rock with pressure equilibrium. The hydrocarbons are trapped in discrete accumulations related local geological structure feature and/or stratigraphic condition cps Cents per share EBIT Calculated as a profit before income tax, PRRT and net finance costs EBITDA Calculated as a profit before income tax, PRRT, net finance costs, depreciation and amortisation and impairment EBITDAX Calculated as a profit before income tax, PRRT, net finance costs, depreciation and amortisation, impairment and exploration and evaluation expense FEED Front-end engineering design FID Final investment decision FPSO Floating production storage and offloading FPU Floating production unit Free cash flow Cash flow from operating activities and cash flow from investing activities Gearing Net debt divided by net debt and equity attributable to the equity holders of the parent GHG or greenhouse gas The seven greenhouse gases listed in the Kyoto Protocol are: carbon dioxide (CO2); methane (CH4); nitrous oxide (N2O); hydrofluorocarbons (HFCs); nitrogen trifluoride (NF3); perfluorocarbons (PFCs); and sulphur hexafluoride (SF6) IRR Internal rate of return JCC The Japan customs-cleared crude is the average price of customs-cleared crude oil imports into Japan as reported in customs statistics (also known as ‘Japanese crude cocktail’) and is used as a reference price for long-term supply LNG contracts JV Joint venture KGP Karratha Gas Plant LNG Liquefied natural gas MMbbl Million barrels MMBtu Million British thermal units MMboe Million of barrels of oil equivalent Mtpa Million tonnes per annum MWh Megawatt hour NGLs Natural gas liquids NPAT Net profit after tax NWS North West Shelf OBN Ocean bottom node PRRT Petroleum resource rent tax RFSU Ready for start-up Shareholder or Woodside Shareholder A holder of Woodside Shares from time to time T&T Trinidad and Tobago Tcf Trillion cubic feet TRIR Total recordable injury rate Underlying NPAT Net profit after tax excluding any exceptional items Unit production cost or UPC Production cost divided by production volume USD United States dollar Woodside Woodside Energy Group Ltd ACN 004 898 962 Woodside Shares or Shares Fully paid ordinary shares in the capital of Woodside YTD Year to date